June 30, 2006

VIA EDGAR

Karl Hiller
Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

         RE:      PEET'S COFFEE & TEE, INC.
                  FORM 10-K FOR FISCAL YEAR ENDED JANUARY 1, 2006
                  FILED MARCH 16, 2006
                  FORM 10-Q FOR FISCAL QUARTER ENDED APRIL 2, 2006 FILED MAY 5, 2006
                  FILE NO. 000-32233

Dear Mr. Hiller and Ms. Dang,

We are responding to the written comment provided by the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") in the Staff's letter dated June 20, 2006 (the "COMMENT LETTER").

This letter, which has also been filed electronically with the Commission, contains the Company's responses to the Staff's comments. The text of the Staff's comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

FORM 10-Q FOR THE FISCAL QUARTER ENDED APRIL 2, 2006
Management's Discussion and Analysis, page 9

5. COMMENT: We note your response to prior comment 5, indicating that in future filings, you will omit your non-GAAP presentation of stock-based compensation and instead provide the disclosures required under paragraph 84 of SFAS 123R in your stock-based compensation note. Since your non-GAAP presentation is not an appropriate application of the guidance in Item 10(e) of Regulation S-K, and since paragraph 84 of SFAS 123(R) requires disclosures in the period of adoption, we believe you should amend your Form 10-Q to reflect the revisions necessary for appropriate disclosure.

RESPONSE: In response to the Staff's comment, on June 30, 2006 we have filed an amended10-Q as requested on Form 10-Q/A.


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Please do not hesitate to contact me at (510) 594-2100 if you have any questions or would like additional information regarding this response letter or our public filings.

Sincerely,

/s/ Robin Riske

Robin Riske
Controller

cc:      Patrick J. O'Dea, Chief Executive Officer and President
         Thomas P. Cawley, Chief Financial Officer
         Gian-Michele a Marca, Cooley Godward LLP